EXHIBIT 99.1

Lumenis Ltd. Announces New Appointments

January 4, 2010

Yokneam, Israel,– Lumenis Ltd., a global developer, manufacturer and seller of laser, light-based and radiofrequency devices for surgical, aesthetic, and ophthalmic applications, announced today the appointment of  Caroline Coyle as Senior Vice President, General Manager Surgical Strategic Business Unit effective January 1, 2010.  Ms. Coyle replaces Mr. Lloyd Diamond who has assumed the role of President of Lumenis’ EMEA region.

“We are delighted to welcome Caroline, a seasoned executive with over 17 years of experience in developing effective global healthcare expansion strategies. Caroline comes to us with a wealth of cross-functional leadership skills in marketing, product innovation and complex global sales channel management. I am sure that Caroline’s rich professional background and proven capabilities will provide a significant contribution to Lumenis and to the continuous growth of our surgical business in particular,” said Mr. Dov Ofer, Lumenis’ CEO

Most recently, Caroline served as the General Manager of Global Anesthesia with GE Healthcare. In this role she oversaw the development of global product innovation and strategy roadmaps for the use of critical medical equipment in the high acuity operating room environment and expansion into step down adjacent markets. She was also responsible for the short and long term multi-generational product R&D roadmaps and has a proven record of product development from ideation to commercialization.

Other positions included VP, GM (European and Emerging market) with Bristol Meyers Squibb (Paris), where Caroline successfully lead the establishment of a pan European operating team, driving consistency in brand messaging, operating mechanisms and go to market approach, and as Director of Market Strategy (EMEA) for Baxter, where Caroline spearheaded the expansion of the Medication Delivery SBU in Central Eastern Europe, Russia, Middle East and Africa.

Caroline was born and educated in Dublin, Ireland, where she graduated from Trinity College, Dublin, with a Bachelors in Science and a Masters in Business Administration.

Lloyd Diamond served as Sr. VP and General Manager Surgical Business Unit since joining the company in April 2007.  Mr. Diamond’s professional experience includes over 18 years in medical device marketing, and prior to his position at Lumenis he served as Laserscope’s Vice President of Urology Marketing.  Lloyd has held several marketing and management positions which included international responsibilities at leading global medical companies. He successfully managed change in both turn-around and start-up business situations. Lloyd holds a BSc Degree in Biochemistry and Marketing, as well as a Masters in Business Administration from Thunderbird School of Global Management in Arizona.

In his capacity as President of Lumenis EMEA, Mr. Diamond will be responsible for managing all aspects of Lumenis’ Europe, Middle East and Africa operations. “We are excited about this change.  We asked Lloyd to assume this position seeing that during his tenure Lloyd brought the surgical business to profitability.  We know that his extensive international and general management experience will ensure both top and bottom line growth from our EMEA operation,” said Mr. Ofer.

About Lumenis
Lumenis, the world’s largest medical laser company, is a global developer, manufacturer and distributor of laser, light-based and radiofrequency devices for surgical, aesthetic and ophthalmic applications, with more than 800 employees worldwide. Lumenis has over 250 patents, over 75 FDA clearances, an installed base of over 80,000 systems and presence in over 100 countries. Lumenis endeavors to bring the finest state of the art technology products to the market, fulfilling the highest standards of excellence, quality and reliability. Consequently we are able to deliver premium value and service to our customers. Lumenis’ name is derived from Latin meaning “Light of Life”, highlighting the light which is the basis of our technologies used to enhance life. For more information about Lumenis and its products, please go to:  www.lumenis.com or contact:

Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis® is a registered trademark of Lumenis Ltd.

Certain statements and information in this press release may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements in this press release are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements may be found in our most recent Annual Report on Form 20-F, including the section therein entitled “Risk Factors”, as well in our reports on Form 6-K, filed with the Securities and Exchange Commission.